17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

FOR IMMEDIATE RELEASE

Sun Pharmaceutical Exercises its Options to Acquire the Shares of the Controlling Shareholders of Taro Pharmaceuticals

Mumbai, India: June 25, 2008: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that a subsidiary of Sun Pharma has exercised the Option under its Option Agreement to acquire all the shares held by the controlling shareholders of Taro Pharmaceuticals Industries Limited (Taro).

On May 18, 2007, Taro and Sun Pharma's subsidiaries entered into a Merger Agreement whereby Sun Pharma's subsidiary would acquire Taro which the Taro Board of Directors unanimously approved.  At that time, Taro was in a dire financial crisis and Sun Pharma agreed to invest nearly USD 60 million in cash to save Taro from bankruptcy.  In the event the merger was not consummated, Taro’s controlling shareholders led by Taro’s Chairman, Barrie Levitt, granted Sun Pharma an option to acquire all their shares, including all of the Founders’ Shares of Taro.

Taro purported to terminate the Merger Agreement on May 28, 2008.  Pursuant to the Option Agreement, Sun Pharma may exercise its Options within 30 days after termination of the Merger Agreement.  Although Sun Pharma believes that Taro’s purported termination of the Merger Agreement was improper, it has exercised the Options to preserve its rights under the Option Agreement and states that the exercise of the Options shall not in any way be construed to be an acceptance or recognition of the purported termination of the Merger Agreement.  In connection with the exercise of the Options, Sun Pharma will in the next few days commence a Tender Offer for all Ordinary Shares as required by the Option Agreement.  The Option Agreement also requires that Sun Pharma specifically commence its Tender Offer at USD 7.75 per share.

On the very same day that Taro purported to terminate the Merger Agreement, Taro and the non-Levitt family Directors, who are not signatories to the Option Agreement, filed a motion in Israel designed to try to delay and ultimately block the consummation of the Option Agreement. This follows a continuous pattern whereby Dr. Levitt and his Board of Directors delayed the consummation of the merger by failing to hold the requisite shareholders meetings to consider the merger, culminating in the improper termination of the Merger Agreement.

Today, Sun Pharma has filed an action in the Supreme Court of the State of New York against Taro and its full Board of Directors.  The action asserting fraud claims against Taro and its Directors asks the Court to order the controlling shareholders to honor their promises under the Option Agreement.  In addition, Sun Pharma asks for an order declaring that the Merger Agreement was not properly terminated.

Mr. Shanghvi, Chairman and Managing Director, Sun Pharma said, “We have had enough of the delays, excuses and misrepresentation by the Board of Taro and Dr Levitt.  In good faith, Sun Pharma complied with its obligations under the Merger Agreement approved by Taro’s Board and is now complying with the terms of the Option Agreement signed by Dr. Levitt and his family.  Now it is time for Dr. Levitt and his family to do what is required of them under the Option Agreement. We will do everything required to preserve our rights.”

Important Additional Information
This communication is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell Ordinary Shares of Taro Pharmaceutical Industries Ltd. (Taro).  The solicitation of offers to buy Ordinary Shares will only be made pursuant to the offer to purchase to be issued in connection with the launch of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Alkaloida Chemical Company Exclusive Group Ltd. intends to file with the U.S. Securities and Exchange Commission (SEC) and deliver to holders of Taro's Ordinary Shares.  Holders of Taro's Ordinary Shares are strongly advised to carefully read the tender offer statement and other relevant documents regarding

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
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17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

the tender offer filed with the SEC when they become available because they will contain important information.  All of those materials (and all other documents the Company files with the SEC) will also be available at no charge on the SEC’s website (http://www.sec.gov) and from the information agent.

About Sun Pharmaceutical Industries Ltd.
Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) is an international, integrated, speciality pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
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Brunswick Group for Sun Pharma		Arad Communications for Sun Pharma
Nina Devlin / Erin Becker		Gali Dahan
+1 212 333 3810		+972 3 7693320

Registered Office : SPARC, Tandalja, Vadodara – 390 020.  India
Corporate Office : Acme Plaza, Andheri – Kurla Road, Andheri (East), Mumbai – 400 059.  India